Mail Stop 3010

April 23, 2009

Via U.S. Mail and Facsimile 312.960.5475

Mr. Edmund Hoyt
Senior Vice President and Chief Financial Officer
General Growth Properties, Inc.
110 N. Wacker Drive
Chicago, IL 60606

> **Re: General Growth Properties, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed February 27, 2009**
> **File No. 1-11656**

Dear Mr. Hoyt:

We have reviewed your filing and have the following comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Cash Flows from Operating Activities, page 50

1.   It appears you have presented a non-GAAP financial measure, Net cash (used for)
        provided by working capital needs. Please tell us how you have met the
        disclosure requirements within Item 10(e) of Regulation S-K regarding such
        measure.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page F-5

2.   We note that the audit of GGP/Homart II, L.L.C. as of December 31, 2008 and
        2007 and for the years ended December 31, 2008, 2007 and 2006 were conducted
        in accordance with *auditing* standards of the Public Company Accounting
        Oversight Board ("PCAOB"). Please tell us whether such audit was conducted in
        accordance with both the auditing and related professional practice standards of
        the PCAOB and if so, amend your filing to include an audit opinion stating such.

Consolidated Financial Statements and Consolidated Financial Statement Schedule

Note 2 Summary of Significant Accounting Policies

Impairment

Goodwill, page F-17

3.   Given the current economic environment and your current liquidity issues, and
        considering that your market capitalization is significantly lower than the net
        book value of your equity and minority interests as of December 31, 2008, please
        tell us what weight you gave to these factors in determining the impairment to
        goodwill for the fiscal year ended December 31, 2008.

Note 4 Discontinued Operations and Gains (Losses) on Dispositions of Interests in
Operating Properties, page F-27

4.   Please provide to us an evaluation of properties disposed in FY2008 supporting
        your conclusion that the operations of such properties sold did not materially
        impact the prior period results and thus did not require you to report such
        properties as discontinued operations in accordance with paragraph 42 of SFAS
        144.

*   *   *   *

Edmund Hoyt
General Growth Properties, Inc.
April 23, 2009
Page 3

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

       You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3629 if you have questions.

       Sincerely,

       Kevin Woody
       Accounting Branch Chief